Filed by AlloVir, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AlloVir, Inc.

Commission File No.: 001-39409

Date: November 8, 2024

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 7, 2024, among AlloVir, Inc., a Delaware corporation (“AlloVir”), Aurora Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of AlloVir, and Kalaris Therapeutics, Inc., a Delaware corporation (“Kalaris”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Kalaris (the “Merger”), with Kalaris continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of AlloVir.

The following is a screenshot of a post made by Kalaris on LinkedIn on November 8, 2024.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed merger by and between AlloVir and Kalaris; the combined company’s listing on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company; expectations regarding the structure, timing and completion of any bridge financing, including investment amounts from investors; the anticipated timing of the closing; the expected executive officers and directors of the combined company; timing of closing, expected proceeds and impact on ownership structure; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed merger and any bridge financing; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company, including expectations around market exclusivity and intellectual property protection; the location of the combined company’s corporate headquarters; anticipated clinical drug development activities and related timelines, including the expected timing for announcement of data and other clinical results; expectations regarding the therapeutic benefits, clinical potential and clinical development of TH103; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first made, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting AlloVir, Kalaris, the proposed merger or any bridge financing will be those that have been anticipated.

Forward-looking statements are subject to a number of important risks and uncertainties, many of which involve factors or circumstances that are beyond AlloVir’s and Kalaris’ control. Actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing are not satisfied, including the failure to timely obtain stockholder approval for the proposed merger from both AlloVir’s and Kalaris’ stockholders, if at all; (ii) uncertainties as to the timing of the consummation of the proposed merger and the ability of each of AlloVir and Kalaris to consummate the proposed merger; (iii) risks related to AlloVir’s continued listing on Nasdaq until closing of the proposed merger; (iv) risks related to AlloVir’s and Kalaris’ ability to manage their operating expenses and their expenses associated with the proposed merger pending the closing, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; (v) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; (vi) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed merger; (vii) the risk that as a result of adjustments to the exchange ratio, AlloVir stockholders and Kalaris stockholders could own more or less of the combined company than is currently anticipated; (viii) risks related to the market price of AlloVir’s common stock relative to the value suggested by the exchange ratio; (ix) unexpected costs, charges or expenses resulting from the proposed merger; (x) competitive responses to the proposed merger; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; (xii) the uncertainties associated with Kalaris’ product candidates, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the completion of clinical trials; (xiii) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates; (xiv) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xv) risks related to the failure to realize any value from product candidates being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xvi) the ability to obtain, maintain, and protect intellectual property rights related to product candidates; (xvii) changes in regulatory requirements and government incentives; (xviii) competition; (xix) risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the proposed merger, including with respect to future financial and operating results; (xx) the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of AlloVir or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages; and (xxi) the risk that any bridge financing is not consummated prior to the closing, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in AlloVir’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that AlloVir makes and will make with the SEC in connection with the proposed merger, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Each of AlloVir and Kalaris expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in AlloVir or Kalaris.

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities nor a solicitation of any vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

This communication relates to the proposed merger involving AlloVir and Kalaris and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed merger, AlloVir intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that AlloVir may file with the SEC and or send to AlloVir’s stockholders in connection with the proposed merger. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF ALLOVIR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLOVIR, THE PROPOSED MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by AlloVir with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by AlloVir with the SEC will also be available free of charge on AlloVir’s website at www.allovir.com, or by contacting AlloVir’s Investor Relations at ir@allovir.com.

Participants in the Solicitation

AlloVir, Kalaris, and their respective directors and certain of their executive officers and other members of management may be considered participants in the solicitation of proxies from AlloVir’s stockholders with respect to the proposed merger under the rules of the SEC. Information about the directors and executive officers of AlloVir is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 15, 2024, subsequent Quarterly Reports on Form 10-Q , the definitive proxy statement for AlloVir’s 2024 annual meeting of stockholders, which was filed with the SEC on April 23, 2024 and other documents that may be filed from time to time with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Kalaris, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described above.